Back **2011-03-14, 17:59:09, EDT**

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Gress.A **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	1828875	
Security designation	Common Shares	
Opening balance of securities held	2000	
Date of transaction	2011-03-13	
Nature of transaction	00 - Opening Balance-Initial SEDI Report	
Closing balance of securities held	2000	Insider's calculated balance
Filing date/time	2011-03-14 17:54:08	
General remarks *(if necessary to describe the transaction)*		
Private remarks to securities regulatory authorities		

Insider: Gress.A **Issuer:** TransGlobe Ener **Security:** Options Common

Transaction Number	1828878	
Security designation	Options (Common Shares)	
Opening balance of securities or contracts held	145200	
Opening balance of equivalent number or value of underlying securities	145200	
Date of transaction	2011-03-13	
Nature of transaction	00 - Opening Balance-Initial SEDI Report	
Closing balance of securities held	145200	Insider's calculated balance
Filing date/time	2011-03-14 17:59:04	